Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115543
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated September 27, 2004 and
to Prospectus Supplement No. 1 Dated November 8, 2004)

AMH HOLDINGS, INC.

OFFER TO EXCHANGE

REGISTERED 11 1/4% SENIOR DISCOUNT NOTES DUE 2014

FOR UP TO

$446,000,000 PRINCIPAL AMOUNT AT MATURITY OF 11 1/4%

SENIOR DISCOUNT NOTES DUE 2014

     The following information supplements the prospectus dated September 27, 2004 and the prospectus supplement no. 1 dated November 8, 2004, relating to the offer by AMH Holdings, Inc. (“we,” “us,” “our company” or “AMH”) to exchange up to $446,000,000 in aggregate principal amount at maturity of our registered 11 1/4% Senior Discount Notes due 2014 for a like aggregate principal amount at maturity of our issued and outstanding 11 1/4% Senior Discount Notes due 2014, with information from our quarterly report on Form 10-Q for the third quarter and nine months ended October 2, 2004 that was filed with the United States Securities and Exchange Commission on November 16, 2004. The exchange offer expired on October 27, 2004 and is no longer open for participation.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2004.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-Q

(Mark One)
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 2, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 333-115543

AMH Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	16-1693178
(State or Other Jurisdiction of Incorporation of Organization)	(I.R.S. Employer Identification No.)

3773 State Rd. Cuyahoga Falls, Ohio (Address of Principal Executive Offices)	44223 (Zip Code)

Registrant’s Telephone Number, Including Area Code (800) 257-4335

Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐

     Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑

     As of November 15, 2004, the Registrant had 1,672,352 shares of Class A common stock and 19,118 shares of Class B common stock outstanding.

AMH HOLDINGS, INC.

Report for the Quarter and Nine Months Ended October 2, 2004

Page No.

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
Consolidated Balance Sheets October 2, 2004 (Unaudited) and January 3, 2004	1
Consolidated Statements of Operations (Unaudited) Quarters ended October 2, 2004 and September 27, 2003 Nine months ended October 2, 2004 and September 27, 2003	2
Consolidated Statements of Cash Flows (Unaudited) Nine months ended October 2, 2004 and September 27, 2003	3
Notes to Consolidated Financial Statements (Unaudited)	4
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	8
Item 3. Quantitative and Qualitative Disclosures About Market Risk	17
Item 4. Controls and Procedures	17

PART II. OTHER INFORMATION
Item 1. Legal Proceedings	18
Item 6. Exhibits	18
SIGNATURES	19

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

AMH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	October 2,	January 3,
	2004	2004

	(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,720	$4,282
Accounts receivable, net	160,897	106,975
Inventory	128,368	97,907
Deferred income taxes	7,019	7,019
Other current assets	6,723	5,564

Total current assets	306,727	221,747
Property, plant and equipment, net	143,880	140,846
Goodwill	235,021	230,283
Other intangible assets, net	113,771	116,136
Other assets	18,272	9,621

Total assets	$817,671	$718,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$82,405	$49,881
Accrued liabilities	57,590	53,234
Income taxes payable	5,729	4,934

Total current liabilities	145,724	108,049
Deferred income taxes	50,202	58,028
Other liabilities	47,532	41,587
Long-term debt	582,182	305,000
Stockholders’ equity (deficit)	(7,969)	205,969

Total liabilities and stockholders’ equity	$817,671	$718,633

See accompanying notes.

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

	(Unaudited)
	(In thousands)
Net sales	$314,408	$223,806	$820,331	$515,113
Cost of sales	227,347	159,587	599,590	365,926

Gross profit	87,061	64,219	220,741	149,187
Selling, general and administrative expense	48,716	38,270	156,648	103,284

Income from operations	38,345	25,949	64,093	45,903
Interest expense, net	13,409	9,706	35,615	20,627
Foreign currency (gain) loss	(35)	(199)	580	(199)

Income before taxes	24,971	16,442	27,898	25,475
Income taxes	9,911	6,823	11,797	10,572

Net income	$15,060	$9,619	$16,101	$14,903

See accompanying notes.

AMH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months	Nine Months
	Ended	Ended
	October 2,	September 27,
	2004	2003

	(Unaudited)

	(In thousands)
Operating Activities
Net income	$16,101	$14,903
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	15,565	8,874
Cost of sales expense related to an inventory fair value purchase accounting adjustment	—	1,402
Tax benefit of stock option exercise	2,586	—
Amortization of debt discount and deferred financing costs	18,233	4,953
Changes in operating assets and liabilities:
Accounts receivable, net	(52,977)	(33,303)
Inventories	(29,807)	(10,457)
Income taxes	(3,843)	9,914
Accounts payable and accrued liabilities	36,954	21,500
Other	(2,818)	693

Net cash provided by (used in) operating activities	(6)	18,479
Investing Activities
Acquisition of Gentek Holdings, net of cash acquired	—	(112,521)
Additions to property, plant and equipment	(16,970)	(9,587)

Net cash used in investing activities	(16,970)	(122,108)
Financing Activities
Proceeds from issuance of 11 1/4% senior discount notes	258,265	—
Proceeds from borrowings under term loan	—	190,000
Repayments of term loan	—	(86,500)
Net increase in revolving line of credit	2,376	—
Options exercised	1,760	—
Redemption of preferred stock	(177,844)	—
Redemption of common stock	(125)	—
Common stock dividend	(57,684)	—
Financing costs	(10,327)	(4,082)
Redemption of 9 1/4% senior subordinated notes	—	(908)

Net cash provided by financing activities	16,421	98,510

Net decrease in cash	(555)	(5,119)
Effect of exchange rate changes on cash	(7)	35

Cash at beginning of period	4,282	13,022

Cash at end of period	$3,720	$7,938

Supplemental information:
Cash paid for interest	$13,249	$13,198

Cash paid for income taxes	$13,020	$510

See accompanying notes.

AMH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter and Nine Months Ended October 2, 2004
(Unaudited)

Note 1 — Basis of Presentation

      On February 19, 2004, AMH Holdings, Inc. (“AMH”) was incorporated. AMH has no material assets or operations other than its 100% ownership of Associated Materials Holdings, Inc. (“Holdings”), which in turn has no material assets or operations other than its 100% ownership of Associated Materials Incorporated (“AMI”), collectively referred to as the “Company”. On March 4, 2004 stockholders and option holders of Holdings became stockholders and option holders of AMH pursuant to the terms of a restructuring agreement (see Note 2).

      The unaudited financial statements of AMH have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting, the instructions to Form 10-Q, and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. These financial statements should be read in conjunction with AMI’s financial statements and notes thereto included in its annual report on Form 10-K for the year ended January 3, 2004. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

      The Company’s 2004 results of operations include the results of Gentek Holdings, Inc. for the entire 2004 periods presented, which was acquired on August 29, 2003 (see Note 3).

      The Company is a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. The Company’s core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Because most of the Company’s building products are intended for exterior use, the Company’s sales and operating profits tend to be lower during periods of inclement weather. Therefore, the results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

      Certain prior period amounts have been reclassified to conform with the current period presentation.

Note 2 — Restructuring Agreement and Issuance of Senior Discount Notes

      On March 4, 2004, AMH, Holdings and the stockholders entered into a restructuring agreement pursuant to which all of the stockholders of Holdings contributed their capital stock in Holdings to AMH in exchange for equivalent capital stock in AMH. Subsequently, AMH contributed all of the capital stock of Holdings in exchange for 1,000 shares of class A common stock of Holdings. Following this exchange, all of the former stockholders of Holdings became the stockholders of AMH, and AMH became the sole stockholder of Holdings. Holdings continued to be the sole stockholder of AMI.

      In addition, on March 4, 2004, AMH completed an offering of $446 million aggregate principal at maturity of 11 1/4% senior discount notes. The total gross proceeds were approximately $258.3 million. In connection with the note offering, certain options to acquire preferred and common shares were exercised and the proceeds from the note offering were used to redeem all of AMH’s preferred stock including accrued and unpaid dividends, pay a dividend to AMH’s common stockholders and pay a bonus of approximately $14.5 million to certain members of AMI’s senior management. The management bonus is included in the Company’s selling, general and administrative expense for the nine months ended October 2, 2004.

Note 3 — Pro Forma Information

      On August 29, 2003, the Company acquired all of the issued and outstanding shares of the capital stock of Gentek Holdings, Inc., the parent Company of Gentek Building Products, Inc. and Gentek Building Products Limited, collectively referred to as “Gentek”. Gentek manufactures and distributes vinyl windows, vinyl siding, aluminum trim coil, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through company-owned distribution centers in the mid-Atlantic region of the United

States and throughout Canada, as well as to independent distributors in the United States. The acquisition was completed to expand the Company’s presence in the independent distributor market channel, to capitalize on synergy opportunities related to the vertical integration of the metals products manufactured by Gentek and sold in the Company’s Alside supply centers, and to benefit from raw material savings resulting from increased purchasing leverage. The Company maintains distinct separation of the Revere® and Gentek® brands from the Company’s Alside® brand by continuing to offer differentiated products, marketing support and sales support.

      The following pro forma information for the quarter and nine months ended September 27, 2003 was prepared as if the acquisition of Gentek Holdings occurred as of the beginning of each period. On a pro forma basis, the Company would have had (in thousands):

	Quarter	Nine Months
	Ended	Ended
	September 27,	September 27,
	2003	2003

Net sales	$281,911	$705,153
Net income	$12,517	$18,241

      The pro forma information is not necessarily indicative of the results that would have occurred had the acquisition of Gentek occurred at the beginning of each period presented, nor is it necessarily indicative of future results. The pro forma results of operations include $1.4 million of expenses related to an inventory fair value adjustment recorded at the time of the Gentek acquisition.

Note 4 — Inventories

      Inventories are valued at the lower of cost (first in, first out) or market. Inventories consisted of the following (in thousands):

	October 2,	January 3,
	2004	2004

Raw materials	$27,782	$24,586
Work-in-process	9,796	6,307
Finished goods and purchased stock	90,790	67,014

	$128,368	$97,907

Note 5 — Goodwill and Other Intangible Assets

      Goodwill represents the purchase price in excess of the fair value of the tangible and intangible net assets acquired and consists of $235.0 million including $197.5 million from the purchase price for the April 2002 merger transaction and $37.5 million from the acquisition of Gentek. None of the Company’s goodwill is deductible for income tax purposes. The Company’s other intangible assets consist of the following (in thousands):

	Average	October 2, 2004			January 3, 2004
	Amortization
	Period		Accumulated	Net Carrying		Accumulated	Net Carrying
	(in Years)	Cost	Amortization	Value	Cost	Amortization	Value

Trademarks and trade names	15	$109,280	$4,244	$105,036	$109,280	$2,844	$106,436
Patents	10	6,550	1,600	4,950	6,550	1,110	5,440
Customer base	7	4,503	718	3,785	4,628	368	4,260

Total other intangible assets		$120,333	$6,562	$113,771	$120,458	$4,322	$116,136

      The Company has determined that trademarks and trade names totaling $81.1 million consisting primarily of the Alside®, Revere®and Gentek® trade names have indefinite useful lives. Amortization expense related to other intangible assets was approximately $0.8 million and $0.6 million for the quarters ended October 2, 2004 and September 27, 2003, respectively and $2.4 million and $1.7 million for the nine months ended October 2, 2004 and September 27, 2003, respectively.

Note 6 — Long-Term Debt

      Long-term debt consists of the following (in thousands):

	October 2,	January 3,
	2004	2004

11 1/4% senior discount notes	$274,806	$—
9 3/4% notes	165,000	165,000
Term loan under credit facility	140,000	140,000
Revolving loans under credit facility	2,376	—

	$582,182	$305,000

      AMH’s $446 million aggregate principal at maturity 11 1/4% senior discount notes are due in 2014. AMH received total gross proceeds of $258.3 million in connection with the issuance. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. The notes are structurally subordinated to all existing and future debt and other liabilities of AMH’s existing and future subsidiaries, including AMI and Holdings. The indenture governing the 11 1/4% senior discount notes contains restrictive covenants that, among other things, limit AMH’s ability, and the ability of its subsidiaries, to incur additional indebtedness, make certain restricted payments, pay dividends or make other distributions or repurchase or redeem AMH’s stock, make investments, sell assets, incur liens (except with respect to its subsidiaries), issue capital stock of restricted subsidiaries, enter into agreements restricting its subsidiaries’ ability to pay dividends, enter into sale/leaseback transactions, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of its assets.

      AMI’s $165 million of 9 3/4% notes are due in 2012 and pay interest semi-annually in April and October. In connection with the acquisition of Gentek, AMI amended its existing credit facility by adding a term loan facility to borrow $190 million, which was utilized for the Gentek acquisition and repayment of AMI’s existing $76.5 million of term loans, and expanded its revolving facility from $40 million to $70 million, including a new Canadian subfacility of $15 million. The term loans are due in August 2010 with minimum principal amortization of 1% per year with quarterly payments of the unamortized principal in the final year of the loan and bear interest at the London Interbank Offered Rate (“LIBOR”) plus 2.75% payable quarterly at the end of each calendar quarter. The revolving credit facility expires in 2007 and bears interest at LIBOR plus up to 3.00% payable quarterly at the end of each calendar quarter. In connection with the offering of the 11 1/4% notes, as described above in note 2, on March 18, 2004, AMI amended its credit facility. The amendment to the credit facility provides, among other things, for the guaranty by AMH of the obligations of AMI and Gentek Building Products Limited under the credit facility and the pledge of the stock of Holdings to secure and guaranty the credit facility.

      The credit facility and the indenture governing the 9 3/4% notes contain restrictive covenants that, among other things, limit AMI’s ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under the credit facility AMI is required to achieve certain financial ratios relating to leverage, coverage of fixed charges and coverage of interest expense. AMI was in compliance with its covenants as of October 2, 2004. On an annual basis, AMI is required to make principal payments on the term loan under its credit facility based on a percentage of excess cash flows as defined in the credit facility. The payments on the term loan in 2003 were sufficient such that no additional principal payments were required in 2004 under the excess cash flow provision. The Company records as a current liability those principal payments that are estimated to be due within twelve months under the excess cash flow provision of the credit facility when the likelihood of those payments becomes probable.

Note 7 — Stock Plans

      The Company measures stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 — “Accounting for Stock Issued to Employees.” The Company follows the disclosure provisions required under Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 — “Accounting for Stock Based Compensation.” Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement using a minimum value approach for companies with private equity. FASB SFAS No. 148 — “Accounting for Stock-Based Compensation” requires this information to be disclosed on a quarterly basis. The pro forma effect on net income for the quarters and six months ended October 2, 2004 and September 27, 2003 would have been (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

Net income as reported	$15,060	$9,619	$16,101	$14,903
Pro forma stock based employee compensation cost, net of tax	(48)	(33)	(129)	(99)

Pro forma net income	$15,012	$9,586	$15,972	$14,804

Note 8 — Income Taxes

      The Company participates in a tax sharing agreement with its direct and indirect subsidiaries, Holdings and AMI. The Company has recorded income taxes at its estimated full fiscal year effective tax rate of approximately 42.3% on the income before taxes for the nine months ended October 2, 2004. This resulted in an effective tax rate of 39.7% for the quarter ended October 2, 2004. AMH’s effective rate differs from the effective rate of AMI due to a portion of the interest accretion on AMH’s 11 1/4% senior discount notes not being deductible for income tax purposes and due to limitations on the ability of the Company to file consolidated income tax returns in certain states. The Company recorded income taxes for the quarter and nine months ended September 27, 2003 at its then estimated full fiscal year effective tax rate of approximately 41.5%.

Note 9 — Comprehensive Income

      Comprehensive income differs from net income due to foreign currency translation adjustments as follows (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

Net income as reported	$15,060	$9,619	$16,101	$14,903
Foreign currency translation adjustments	2,399	931	1,266	931

Comprehensive income	$17,459	$10,550	$17,367	$15,834

Note 10 — Retirement Plans

      The Company’s Alside division sponsors a defined benefit pension plan which covers hourly workers at its plant in West Salem, Ohio and a defined benefit retirement plan covering salaried employees, which was frozen in 1998 and subsequently replaced with a defined contribution plan. The Company’s Gentek subsidiary sponsors a defined benefit pension plan for the hourly union employees at its Woodbridge, New Jersey plant (together with the Alside sponsored defined benefit plans, the “Domestic Plans”). Accrued pension liabilities are included in other liabilities in the accompanying balance sheets. Gentek plan information is presented subsequent to the date of its acquisition on August 29, 2003. The actuarial valuation measurement date for the defined benefit pension plans is December 31. Components of the Domestic Plan costs are as follows (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

Net periodic pension cost
Service cost	$113	$52	$321	$158
Interest cost	649	514	1,905	1,544
Expected return on assets	(704)	(516)	(2,112)	(1,599)
Amortization of unrecognized:
Cumulative net loss	88	107	228	321

Net periodic pension cost	$146	$157	$342	$424

      The Company has made its expected 2004 contributions to the Domestic Plans of $0.3 million.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

      On February 19, 2004, AMH was incorporated. AMH has no material assets or operations other than its 100% ownership of Holdings, AMI’s parent company. Stockholders and option holders of Holdings became stockholders and option holders of AMH on March 4, 2004 and are no longer stockholders and option holders of Holdings. On March 4, 2004, AMH completed an offering of $446 million aggregate principal at maturity of 11 1/4% senior discount notes. The total gross proceeds were approximately $258.3 million. In connection with the note offering, certain options to acquire preferred and common shares were exercised and the proceeds from the note offering were used to redeem all of AMH’s preferred stock including accrued and unpaid dividends, pay a dividend to AMH’s common stockholders and pay a bonus to certain members of the Company’s senior management.

      The Company is a leading, vertically integrated manufacturer and North American distributor of exterior residential building products. The Company’s core products are vinyl windows, vinyl siding, aluminum trim coil, aluminum and steel siding and accessories, and vinyl fencing, decking and railing. Vinyl windows and vinyl siding together comprise approximately 60% of the Company’s total net sales. These products are marketed under the Alside®, Revere® and Gentek® brand names and sold on a wholesale basis to more than 50,000 professional contractors engaged in home remodeling and new home construction principally through the Company’s North American network of 125 supply centers. Approximately two-thirds of the Company’s products are sold to contractors engaged in the home repair and remodeling market with one-third sold to the new construction market. The supply centers provide “one-stop shopping” to the Company’s contractor customers, carrying products, accessories and tools necessary to complete a vinyl window or siding project. In addition, the supply centers provide high quality product literature, product samples and installation training to these customers.

      Because its exterior residential building products are consumer durable goods, the Company’s sales are impacted by the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. The Company’s sales are also affected by changes in consumer preferences with respect to types of building products.

      During the third quarter of 2004 single-family housing starts and existing home sales continued at historically strong levels. In addition, short-term interest rates increased, but mortgage interest rates decreased. The Company believes it can sustain additional short-term interest rate increases without a significant negative impact on its net sales. The Company also believes that increased interest rates could result in homeowners remaining in and remodeling their current homes thus benefiting the Company’s remodeling sales. Additionally, the Company believes increasing consumer confidence should offset any significant negative impact of interest rate increases. Overall, the Company believes the fundamentals for the building products industry remain strong.

      The Company operates with significant operating and financial leverage. Significant portions of the Company’s manufacturing, selling, general and administrative expenses are fixed costs that neither increase nor decrease proportionately with sales. In addition, a significant portion of the Company’s interest expense is fixed. There can be no assurance that the Company will be able to reduce its fixed costs in response to a decline in its net sales. As a result, a decline in the Company’s net sales could result in a higher percentage decline in its income from operations and its net income.

      Because most of the Company’s building products are intended for exterior use, sales tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year usually result in that quarter producing significantly less net sales and net cash flows from operations than in any other period of the year. Consequently, the Company has historically had small profits or losses in the first quarter and reduced profits from operations in the fourth quarter of each calendar year. To meet seasonal cash flow needs during the periods of reduced sales and net cash flows from operations, the Company typically makes borrowings under the revolving loan portion of its credit facility. The Company typically generates the majority of its cash flow in the fourth quarter.

      On August 29, 2003, the Company completed the acquisition of Gentek Holdings, Inc. (“Gentek Holdings”) and repaid all of the indebtedness and accrued interest of Gentek Holdings and its subsidiaries for an aggregate purchase price of approximately $114.3 million, which included $1.1 million of cash acquired, a working capital adjustment and customary transaction fees.

      Gentek Holdings, which was privately held, is the parent of Gentek Building Products, Inc. and Gentek

Building Products Limited (collectively, “Gentek”). Gentek manufactures and distributes vinyl windows, vinyl siding and accessories, aluminum trim coil, and aluminum and steel siding and accessories under the Revere® and Gentek® brand names. Gentek markets its products to professional contractors on a wholesale basis through company-owned distribution centers in the mid-Atlantic region of the United States and throughout Canada, as well as to independent distributors in the United States.

      The Gentek acquisition has provided the Company with a number of significant cost savings and other operational opportunities, including increased purchasing leverage, insourcing of distributed metal products, and operational best practices. The Company believes that the Gentek acquisition will provide synergy opportunities of approximately $11 million. The Company has implemented many of the actions necessary to drive these opportunities and expects to realize approximately $6 million of the benefits in 2004 with the remainder expected in 2005.

      In connection with the acquisition, the Company amended its existing credit facility by adding a term loan facility to borrow an additional $113.5 million and expanding its revolving credit facility from $40 million to $70 million, including a new Canadian subfacility of $15 million.

      The Company seeks to distinguish itself from other suppliers of residential building products and to sustain its profitability through a business strategy focused on increasing sales at existing supply centers, expanding its supply center network where the Company already has a supply center presence, increasing sales through independent specialty distributor customers, realizing synergies from the Gentek acquisition, developing innovative new products, and driving operational excellence by reducing costs, increasing customer service levels and reducing lead times.

Results of Operations

      The Company’s 2004 results of operations include the results of Gentek, which was acquired on August 29, 2003. Operating results for the 2003 periods presented include the results of Gentek subsequent to the acquisition date. Gentek’s results as compared to Alside’s results typically have a lower gross profit margin percentage as a larger proportion of Gentek’s net sales are to independent distributors versus to contractors through company-owned distribution centers. Additionally, a portion of Gentek’s sales are from manufacturing and distributing aluminum trim coil and aluminum and steel siding and accessories, which generate lower gross profit margins than vinyl products. Gentek’s selling, general and administrative expense as a percentage of net sales is typically lower than Alside’s as Gentek does not have as large of a proportion of fixed costs associated with operating company-owned distribution centers. The Company anticipates that on a consolidated basis, its gross profit margin percentage and its selling, general and administrative expense as a percentage of net sales will decrease as compared to periods prior to the Gentek acquisition.

      The following table sets forth for the periods indicated the results of the Company’s operations (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

Net sales	$314,408	$223,806	$820,331	$515,113
Gross profit	87,061	64,219	220,741	149,187
Selling, general and administrative expense	48,716	38,270	156,648	103,284

Income from operations	38,345	25,949	64,093	45,903
Interest expense, net	13,409	9,706	35,615	20,627
Foreign currency (gain) loss	(35)	(199)	580	(199)

Income before income taxes	24,971	16,442	27,898	25,475
Income taxes	9,911	6,823	11,797	10,572

Net income	$15,060	$9,619	$16,101	$14,903

Other Data:
EBITDA (a)(b)	$43,702	$29,510	$79,078	$54,976
Adjusted EBITDA (a)(b)	43,702	30,912	93,576	56,378

(a)	EBITDA is calculated as net income plus interest, taxes, depreciation and amortization. Adjusted EBITDA excludes certain items. The Company considers Adjusted EBITDA to be an important indicator of its operational strength and performance of its business. The Company has included Adjusted EBITDA because it is a key financial measure used by management to (i) assess the Company’s ability to service its debt and/ or incur debt and meet the Company’s capital expenditure requirements; (ii) internally measure the Company’s operating performance; and (iii) determine the Company’s incentive compensation programs. In addition, the Company’s credit facility has certain covenants that use ratios utilizing this measure of Adjusted EBITDA. The definition of EBITDA under the indenture governing the 9 3/4% notes due 2012 excludes certain items. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies. As Adjusted EBITDA is not a measure determined in accordance with GAAP, it should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP), as a measure of the Company’s operating results or cash flows from operations (as determined in accordance with GAAP). The reconciliation of net income to EBITDA and Adjusted EBITDA is as follows (in thousands):

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 2,	September 27,	October 2,	September 27,
	2004	2003	2004	2003

Reconciliation of net income to EBITDA and Adjusted EBITDA:
Net income	$15,060	$9,619	$16,101	$14,903
Interest	13,409	9,706	35,615	20,627
Taxes	9,911	6,823	11,797	10,572
Depreciation and amortization	5,322	3,362	15,565	8,874

EBITDA	43,702	29,510	79,078	54,976
Cost of sales adjustment	—	1,402	—	1,402
Management bonus (c)	—	—	14,498	—

Adjusted EBITDA	$43,702	$30,912	$93,576	$56,378

(b)	The 2004 results of operations include the results of Gentek for the full periods presented. The results of operations for the quarter and nine months ended September 27, 2003 include the results of Gentek for the period subsequent to its acquisition on August 29, 2003. A reconciliation of Gentek’s net income to EBITDA and adjusted EBITDA for the quarter and nine months ended October 2, 2004 and September 27, 2003 is as follows (in thousands):

			Quarter and
	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended
	October 2,	October 2,	September 27,
	2004	2004	2003

Reconciliation of Gentek’s net income to EBITDA
Net income	$6,508	$10,873	$1,099
Interest	154	292	59
Taxes	3,247	6,185	779
Depreciation and amortization	1,794	5,374	485

Gentek’s EBITDA	11,703	22,724	2,422
Cost of sales adjustment	—	—	1,402

Gentek’s adjusted EBITDA	$11,703	$22,724	$3,824

(c)	Represents a management bonus paid in connection with the completion on March 4, 2004 of AMH’s offering of senior discount notes.

Quarter Ended October 2, 2004 Compared to Quarter Ended September 27, 2003

      Net sales increased 40.5% to $314.4 million during the third quarter of 2004 compared to $223.8 million for the same period in 2003, driven by increased vinyl window, vinyl siding and third-party manufactured product sales at Alside along with net sales from Gentek, which contributed $97.7 million of net sales in the third quarter of 2004 compared to $27.1 million of net sales for the same period in 2003. Gross profit in the third quarter of 2004 was $87.1 million, or 27.7% of net sales, compared to gross profit of $64.2 million, or 28.7% of net sales, in the third quarter of 2003. The decrease in gross profit margin percentage was primarily due to the impact of the results contributed by Gentek as Gentek’s gross margin percentage is typically lower than Alside’s. Also contributing to the lower gross margin percentage were increased costs of the Company’s key raw materials — vinyl resin, aluminum and steel. Selling, general and administrative expense increased to $48.7 million, or 15.5% of net sales, for the third quarter of 2004 versus $38.3 million, or 17.1% of net sales, for the same period in 2003. The increase in selling, general and administrative expense was a result of the impact of the acquisition of Gentek, the result of adding three new Alside supply centers in 2004, one new Gentek supply center in 2004 and increases in expenses at existing supply centers to support the increased sales. Income from operations was $38.3 million in the third quarter of 2004 compared to $25.9 million for the same period in 2003.

      Interest expense increased $3.7 million during the third quarter of 2004 compared to the same period in 2003. The increase in interest expense is due to $6.9 million of accretion on AMH’s 11 1/4% senior discount notes issued on March 4, 2004, additional borrowings on the term loan as a result of the Gentek acquisition, as well as additional borrowings on the revolving loan portion of the credit facility to meet the seasonal working capital needs of the Company. This was partially offset by the fact that the 2003 period included $3.9 million of accelerated amortization of previously capitalized deferred financing fees and certain financing costs paid in conjunction with the amendment to the credit facility for the Gentek acquisition. Subsequent to the AMH transactions described above, the Company agreed to participate in a tax sharing agreement with Holdings and AMI beginning in 2004. The Company has recorded income taxes at its estimated full fiscal year effective tax rate of approximately 42.3% on the income before taxes for the nine months ended October 2, 2004, which resulted in an effective tax rate of 39.7% for the quarter ended October 2, 2004. The Company recorded income taxes for the quarter ended September 27, 2003 at its then estimated full fiscal year effective tax rate of approximately 41.5%. The increase in the Company’s estimated full fiscal year effective tax rate was primarily due to a portion of the interest accretion on AMH’s 11 1/4% senior discount notes not being deductible for income tax purposes and due to limitations on the ability of the Company to file consolidated income tax returns in certain states, which was partially offset by the inclusion of Gentek for the full quarter of 2004 versus a partial period of 2003 as the effective tax rate for Gentek’s Canadian subsidiary was less than the effective tax rate in the United States.

      Net income increased to $15.1 million for the quarter ended October 2, 2004 compared to $9.6 million for the quarter ended September 27, 2003. The increase in net income is a result of the increased sales and operating income from the Alside division, the $6.5 million of full quarter net income contributed by Gentek for the quarter ended October 2, 2004, as compared to $1.1 million of net income contributed by Gentek for the same period in 2003.

      EBITDA for the third quarter of 2004 was $43.7 million compared to $29.5 million for the same period in 2003. Adjusted EBITDA for the third quarter of 2003 was $30.9 million. There were no adjustments to EBITDA for the third quarter of 2004. Adjusted EBITDA for the quarter ended September 27, 2003 excluded a cost of sales expense of $1.4 million relating to an inventory fair value adjustment recorded at the time of the acquisition of Gentek. Gentek contributed $11.7 million of EBITDA in the third quarter of 2004 and $2.4 million and $3.8 million of EBITDA and adjusted EBITDA, respectively, for the same period in 2003.

Nine Months Ended October 2, 2004 Compared to Nine Months Ended September 27, 2003

      Net sales increased 59.3% to $820.3 million for the nine months ended October 2, 2004 compared to $515.1 million for the same period in 2003, driven by increased vinyl window, vinyl siding and third-party manufactured product sales at Alside along with net sales from Gentek, which contributed $256.8 million of net sales for the nine months ended October 2, 2004 compared to $27.1 million of net sales for the same period in 2003. Gross profit for the nine months ended October 2, 2004 was $220.7 million, or 26.9% of net sales, compared to gross profit of $149.2 million, or 29.0% of net sales, for the same period of 2003. The decrease in gross profit margin percentage was primarily due to the impact of the results contributed by Gentek along with the impact from the increased costs of vinyl resin, aluminum and steel. Selling, general and administrative expense increased to $156.6 million, or 19.1% of net sales, for the nine months ended October 2, 2004 as compared to $103.3 million, or 20.1% of net sales, for the same period in 2003. The increase in selling, general and administrative expense is a result of the $14.5 million management bonus relating to AMH’s offering of senior discount notes, the impact of the acquisition of Gentek, the result of adding three new Alside supply centers and one Gentek supply center in 2004 along with three new supply centers in 2003, which had a full nine months of expense in 2004, as well as increased expenses at existing supply centers to support the increased sales. Income from operations was $64.1 million for the nine months ended October 2, 2004 compared to $45.9 million for the same period in 2003.

      Interest expense increased $15.0 million for the nine months ended October 2, 2004 compared to the same period in 2003. The increase in interest expense was due to $16.2 million of accretion on AMH’s 11 1/4% senior discount notes issued on March 4, 2004, additional borrowings on the term loan as a result of the Gentek acquisition, as well as additional borrowings on the revolving loan portion of the credit facility to meet the seasonal working capital needs of the Company. This was partially offset by the fact that interest expense for the nine months ended September 27, 2003 included $3.9 million of accelerated amortization of previously capitalized deferred financing fees and certain financing costs paid in conjunction with the amendment to the credit facility for the Gentek acquisition. The Company has recorded income taxes at its estimated full fiscal year effective tax rate of approximately 42.3% on the income before taxes for the nine months ended October 2, 2004. The Company recorded income taxes for the nine months ended September 27, 2003 at its then estimated full fiscal year effective tax rate of approximately 41.5%. The increase in the Company’s effective tax rate was primarily due to a portion of the interest accretion on AMH’s 11 1/4% senior discount notes not being deductible for income tax purposes and due to limitations on the ability of the Company to file consolidated income tax returns in certain states, which was partially offset by the inclusion of Gentek for the full nine months of 2004 versus a partial period of 2003 as the effective tax rate for Gentek’s Canadian subsidiary was less than the effective tax rate in the United States.

      Net income increased to $16.1 million for the nine months ended October 2, 2004 compared to $14.9 million for the same period in 2003. The increase in net income was a result of the increased sales and operating income from the Alside division, the $10.9 million of net income contributed by Gentek, as compared to $1.1 million of net income contributed by Gentek for the same period in 2003, which was partially offset by the increase in interest expense and income taxes.

      EBITDA for the nine months ended October 2, 2004 was $79.1 million compared to $55.0 million for the same period in 2003. Adjusted EBITDA for the nine months ended October 2, 2004 was $93.6 million compared to $56.4 million for the same period in 2003. As compared to EBITDA, Adjusted EBITDA for the nine months ended October 2, 2004 excluded a bonus paid to certain members of Company management totaling approximately $14.5 million related to the completion of the offering of senior discount notes on March 4, 2004 by AMH. Adjusted EBITDA for the nine months ended September 27, 2003 excluded a cost of sales expense of $1.4 million relating to an inventory fair value adjustment recorded at the time of the acquisition of Gentek. Gentek contributed $22.7 million of EBITDA for the nine months ended October 2, 2004, and $2.4 million and $3.8 million of EBITDA and adjusted EBITDA, respectively, for the same period in 2003.

Liquidity and Capital Resources

      The following sets forth a summary of the Company’s cash flows for the nine months ended October 2, 2004 and September 27, 2003 (in thousands):

	Nine Months	Nine Months
	Ended	Ended
	October 2,	September 27,
	2004	2003

Cash provided by (used in) operating activities	$(6)	$18,479
Cash used in investing activities	(16,970)	(122,108)
Cash provided by financing activities	16,421	98,510

Cash Flows

      At October 2, 2004, the Company had cash and cash equivalents of $3.7 million and available borrowing capacity of approximately $61.4 million under the revolving portion of AMI’s credit facility. Outstanding letters of credit as of October 2, 2004, totaled $6.2 million securing various insurance letters of credit.

Cash Flows from Operating Activities

      Net cash used in operations was breakeven for the nine months ended October 2, 2004 and net cash provided by operations was $18.5 million for the nine months ended September 27, 2003. The cash used in operations for the nine months ended October 2, 2004 reflects the operating results for the period, which included increased inventory due to increased raw material costs and expanded third party manufactured product offerings at the Company’s supply centers and seasonal increases in accounts receivable. This was offset by increased accounts payable, primarily due to the increase in inventory, and accrued liabilities, which is primarily due to increased accrued customer incentives, commissions and profit sharing due to the increased sales and earnings. Additionally, the Company made estimated federal income tax payments in the third quarter of 2004, however no estimated payments were required in the same period in 2003. The net cash provided by operations for the nine months ended September 27, 2003 primarily reflected the operating results for the period offset by the seasonal increases of accounts receivable and inventory during the summer selling period, primarily offset by a seasonal increase in accounts payable. The Company expects to generate $35 to $40 million of positive cash flow from operations through reductions of working capital in the fourth quarter of 2004.

Cash Flows from Investing Activities

      Capital expenditures totaled $17.0 million and $9.6 million for the nine months ended October 2, 2004 and September 27, 2003, respectively. Capital expenditures for Gentek were $1.6 million and $0.2 million in the 2004 and 2003 periods, respectively. Capital expenditures in 2004 were primarily to increase extrusion capacity at the Company’s West Salem, Ohio manufacturing location and to increase capacity at two of the Company’s window manufacturing facilities. Capital expenditures in the 2003 period were primarily to replace vinyl siding extrusion and handling equipment at the Company’s Ennis, Texas manufacturing location. The Company’s estimate for total capital expenditures for 2004 is approximately $21 million reflecting additional spending to meet capacity requirements at the Company’s window manufacturing facilities. Cash flows from investing activities for the nine months ended September 27, 2003 also include the net acquisition amount paid for Gentek of $112.5 million, net of cash acquired.

Cash Flows from Financing Activities

      Cash flows from financing activities for the nine months ended October 2, 2004 included proceeds from the issuance of the senior discount notes of $258.3 million, borrowings on the revolving portion of AMI’s credit facility of $2.4 million, proceeds from the exercise of stock options of $1.8 million, redemption of the Company’s preferred and common stock of $178.0 million, common stock dividends of $57.7 million and financing costs of $10.3 million, consisting primarily of banking and legal fees paid in connection with the issuance of AMH’s 11 1/4% senior discount notes. The increased levels of inventory and accounts receivable have led to continued borrowings on the revolving portion of AMI’s credit facility. The Company believes there will be no outstanding borrowings on the revolving portion of AMI’s credit facility by the end of the fourth quarter of 2004. In addition, the Company intends to repay a portion of the borrowings on the term loan portion of AMI’s credit facility in the fourth quarter of 2004.

      For the nine months ended September 27, 2003, the purchase consideration of the Gentek acquisition was $113.6 million ($112.5 million, net of cash acquired). In addition, the Company paid $4.1 million of financing costs, repaid $76.5 million of existing Company term loans and $0.6 million of accrued interest under the Company’s existing credit facility. The Gentek acquisition purchase consideration, financing costs and the repayment of term loans and accrued interest were financed by cash flows from financing activities for the nine months ended September 27, 2003 including borrowings of $190.0 million under the term loan portion and $10.2 million under the revolving loan portion of the Company’s amended and restated credit facility. The Company repaid the $10.2 million of borrowings under the revolving loan portion of its credit facility and $10.0 million of term loans using cash flows from operations and net cash settlements that occurred subsequent to the close of the Gentek acquisition. Additionally, cash flows from financing activities included the redemption of the remaining outstanding 9 1/4% notes of $0.9 million. The $0.9 million of 9 1/4% notes were redeemed at 104.625% of the principal amount of such notes plus accrued and unpaid interest through the date of redemption.

Description of the Company’s Outstanding Indebtedness

      AMH’s $446 million principal at maturity 11 1/4% senior discount notes are due in 2014. AMH received total gross proceeds of $258.3 million in connection with the issuance. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. The notes are structurally subordinated to all existing and future debt and other liabilities of AMH’s existing and future subsidiaries, including AMI and Holdings. The indenture governing the 11 1/4% senior discount notes contain restrictive covenants that, among other things, limit AMH’s ability, and the ability of its subsidiaries, to incur additional indebtedness, make certain restricted payments, pay dividends or make other distributions or repurchase or redeem AMH’s stock, make investments, sell assets, incur liens (except with respect to its subsidiaries), issue capital stock of restricted subsidiaries, enter into agreements restricting its subsidiaries’ ability to pay dividends, enter into sale/leaseback transactions, enter into transactions with affiliates, and consolidate, merge or sell all or substantially all of its assets. On October 29, 2004, AMH completed an offer to exchange the entire principal amount at maturity of its outstanding 11 1/4% senior discount notes for an equal amount at maturity of notes with substantially equivalent terms that have been registered under the Securities Act of 1933.

      AMI’s 9 3/4% notes pay interest semi-annually in April and October. AMI’s credit facility as of October 2, 2004 includes $140 million of outstanding term loans due through 2010 that bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75%, payable quarterly at the end of each calendar quarter, and up to $70 million of available borrowings provided by revolving loans (including a Canadian subfacility of $15 million), which expire in 2007 and bear interest at LIBOR plus up to 3.00%. Outstanding borrowings on the revolving portion of AMI’s credit facility totaled $2.4 million at October 2, 2004. AMI’s payment obligations under the 9 3/4% notes are fully and unconditionally guaranteed, jointly and severally on a senior subordinated basis, by its domestic wholly-owned subsidiaries: Gentek Holdings, Inc., Gentek Building Products Inc. and Alside, Inc. Alside, Inc. is a wholly owned subsidiary having no assets, liabilities or operations. Gentek Building Products Limited is a Canadian company and does not guarantee AMI’s 9 3/4% notes.

      The credit facility and the indenture governing the 9 3/4% notes contain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under the credit facility AMI is required to achieve certain financial ratios relating to leverage, coverage of fixed charges and coverage of interest expense. AMI was in compliance with these covenants as of October 2, 2004. On an annual basis, AMI is required to make principal payments on the term loan under its credit facility based on a percentage of excess cash flows as defined in the credit facility. The payments on the term loan in 2003 and 2002 were sufficient such that no additional principal payments were required under the excess cash flow provision. The Company records as a current liability those principal payments that are estimated to be due within twelve months under the excess cash flow provision of the credit facility when the likelihood of those payments becomes probable. The Company may need to refinance all or a portion of its indebtedness on or before their respective maturity dates. There can be no assurance that the Company will be able to refinance any of its indebtedness on commercially reasonable terms or at all.

      The Company believes that for the foreseeable future cash flows from operations and its borrowing capacity under AMI’s credit facility will be sufficient to satisfy its obligations to pay principal and interest on its outstanding debt, maintain current operations, and provide sufficient capital for presently anticipated capital expenditures. There can be no assurances, however, that the cash generated by the Company will be sufficient for these purposes.

Effects of Inflation

      The Company’s principal raw materials, vinyl resin, aluminum, and steel have historically been subject to significant price changes. Raw material pricing on the Company’s key commodities increased significantly for the quarter and nine months ended October 2, 2004 have risen significantly. The Company believes the impact of the raw material price increases has led to a decrease in gross margin of approximately $2 million for the nine months ended October 2, 2004. The Company has announced two vinyl siding and two aluminum price increases in 2004, which have partially offset the raw material inflation. Historically vinyl resin costs seasonally decrease in the fourth quarter of the year as a result of reduced seasonal demand in the resin market. However, the Company believes vinyl resin costs will remain at or slightly above the levels at the end of the third quarter. The Company believes aluminum costs will remain at their current levels or slightly increase for the remainder of 2004. The Company believes that due to the high price of oil and natural gas, as well as expected continued strong demand, costs for vinyl resin, aluminum and steel may continue to increase in 2005. The Company has announced price increases among all of its product offerings, which it believes will partially offset the impact of the raw material inflation. While the Company expects that any additional significant raw material price increases in 2004 will be offset by price increases to its customers, there can be no assurances that the Company will be able to pass on any future price increases including the announced price increases and there may be a delay from quarter to quarter. At October 2, 2004, the Company had no raw material hedge contracts in place.

Certain Forward-Looking Statements

      All statements other than statements of historical facts included in this report regarding the prospects of the industry and the Company’s prospects, plans, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it does not assure that these expectations will prove to be correct. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in home building industry, economic conditions, interest rates, foreign currency exchange rates and other conditions;

•	changes in availability of consumer credit, employment trends, levels of consumer confidence and consumer preferences;

•	changes in raw material costs and availability and the Company’s ability to pass on price increases to its customers to offset changes in raw material costs;

•	changes in national and regional trends in new housing starts;

•	changes in weather conditions;

•	the Company’s ability to comply with certain financial covenants in the loan documents governing its indebtedness;

•	increases in competition from other manufacturers of vinyl and metal exterior residential building products as well as alternative building products;

•	increases in the Company’s indebtedness;

•	increases in costs of environmental compliance;

•	increases in capital expenditure requirements;

•	potential conflict between existing Alside and new Gentek distribution channels;

•	the achievement of anticipated synergies and operational efficiencies from the Gentek acquisition; and

•	the other factors discussed under the heading “Risk Factors” in AMI’s annual report on Form 10-K for the year ended January 3, 2004 and elsewhere in this report.

      All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements speak only as of the date of this report. The Company does not intend to update these statements unless the securities laws require it to do so.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      The Company has outstanding borrowings under the term loan and revolving loan portions of AMI’s credit facility and may borrow under the revolving credit facility from time to time for general corporate purposes, including working capital and capital expenditures. Interest under the credit facility is based on the variable London Interbank Offered Rate (LIBOR). At October 2, 2004, AMI had borrowings of $140.0 million under the term loan and $2.4 million under the revolving loan portions of its credit facility. The effect of a  1/8% increase or decrease in interest rates would increase or decrease total interest expense for the nine months ended October 2, 2004 by approximately $0.1 million.

      AMH has $274.8 million of senior discount notes due 2014 that bear an interest rate of 11 1/4%. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. AMI has $165.0 million of senior subordinated notes due 2012 that bear a fixed interest rate of 9 3/4%. The fair value of the Company’s 11 1/4% senior discount and 9 3/4% notes is sensitive to changes in interest rates. In addition, the fair value is affected by the Company’s overall credit rating, which could be impacted by changes in the Company’s future operating results.

Foreign Currency Exchange Risk

      The Company’s revenues are primarily from domestic customers and are realized in U.S. dollars. However, since the acquisition of Gentek, the Company now realizes revenues from sales made through Gentek’s Canadian distribution centers in Canadian dollars. The Company’s Canadian manufacturing facilities acquire raw materials and supplies from U.S. vendors, which results in foreign currency transactional gains and losses. However, payment terms among Canadian manufacturing facilities and these vendors are short-term in nature. Accordingly, the Company believes its direct foreign currency exchange risk is not material. At October 2, 2004, the Company had no currency hedges in place.

Commodity Price Risk

      See Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effects of Inflation” for a discussion of the market risk related to the Company’s principal raw materials, vinyl resin, aluminum and steel.

Item 4.	Controls and Procedures

      The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”). Based on their evaluation as of the Evaluation Date, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods.

      There have been no changes to the Company’s internal control over financial reporting during the quarter ended October 2, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

      The Company is involved from time to time in litigation arising in the ordinary course of business, none of which, after giving effect to the Company’s existing insurance coverage, is expected to have a material adverse effect on the Company.

      From time to time, the Company is involved in a number of proceedings and potential proceedings relating to environmental and product liability matters. The Company handles these claims in the ordinary course of business and maintains product liability insurance covering certain types of claims. Although it is difficult to estimate the Company’s potential exposure to these matters, the Company believes that the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Item 6.	Exhibits

(a)	Exhibits

Exhibit
Number	Description

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMH HOLDINGS, INC.

(Registrant)

By:	/s/ MICHAEL CAPORALE, JR.

Michael Caporale, Jr.
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: November 16, 2004

By:	/s/ D. KEITH LAVANWAY

D. Keith LaVanway
Vice President — Finance,
Chief Financial Officer,
Assistant Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
Number	Description

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Caporale, Jr., President, Chief Executive Officer and Director, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of AMH Holdings, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ MICHAEL CAPORALE, JR.

Michael Caporale, Jr.
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: November 16, 2004

Exhibit 31.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. Keith LaVanway, Vice President-Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of AMH Holdings, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ D. KEITH LAVANWAY

D. Keith LaVanway
Vice President — Finance,
Chief Financial Officer,
Assistant Treasurer and Assistant Secretary
(Principal Financial Officer and
Principal Accounting Officer)

Date: November 16, 2004

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Form 10-Q of AMH Holdings, Inc. (the “Company”) for the period ended October 2, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Caporale, Jr., President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ MICHAEL CAPORALE, JR.

Michael Caporale, Jr.
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: November 16, 2004

      A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Form 10-Q of AMH Holdings, Inc. (the “Company”) for the period ended October 2, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, D. Keith LaVanway, Vice President — Finance, Chief Financial Officer, Assistant Treasurer and Assistant Secretary of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ D. KEITH LAVANWAY

D. Keith LaVanway
Vice President — Finance,
Chief Financial Officer,
Assistant Treasurer and Assistant Secretary
(Principal Financial Officer and
Principal Accounting Officer)

Date: November 16, 2004

      A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.